Exhibit 99.2
Encana Corporation
Management’s Discussion and Analysis
For the period ended September 30, 2011
(U.S. Dollars)

Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements for the period ended September 30, 2011 (“Interim Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2010.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with International Financial Reporting Standard 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board. Prior to 2011, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil and natural gas liquids (“NGLs”). This document is dated October 19, 2011.
Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.
Encana’s Strategic Objectives
Encana is a leading North American natural gas producer focused on growing its strong portfolio of resource plays from northeast British Columbia to east Texas, Louisiana and Mississippi. Encana believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.
Encana is committed to the key business objectives of maintaining financial strength, optimizing capital investments and continuing to pay a stable dividend to shareholders — attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Encana maintains a strong balance sheet and is committed to being a low-cost producer. Encana mitigates cost increases through continuing to improve operating efficiencies and technology innovation.
Encana is focused on sustainable, high-growth resource plays in major North American basins. Encana has a history of entering resource plays early and leveraging technology to unlock resources. With the Company’s significant portfolio of natural gas, oil and natural gas liquids, Encana has the capacity for substantial production growth. This supports the Company’s long-term strategy of accelerating the value recognition of its assets.
Based on the current natural gas pricing environment, Encana has aligned its growth rate more closely with the Company’s capacity to generate cash flow. Encana’s strategy for 2011 and 2012 is to balance near term market uncertainty with continuing capital investment for long-term growth capacity. The Company is focused on increasing its exposure to oil and natural gas liquids and attracting third party investments in undeveloped reserves and resources. In addition, Encana is pursuing the development of expanded natural gas markets in North America, particularly within the area of power generation and transportation.
Further information on expected 2011 results can be found in Encana’s 2011 Corporate Guidance on the Company’s website www.encana.com.
Encana’s Business
Encana is organized into Divisions which represent the Company’s operating and reportable segments as follows:
•
Canadian Division includes the exploration for, development of, and production of natural gas, liquids and other related activities within Canada. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane (“CBM”) in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•
USA Division includes the exploration for, development of, and production of natural gas, liquids and other related activities within the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas, including East Texas and Fort Worth.

•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. Financial information is presented on an after eliminations basis.
Changes in Accounting Policies
On January 1, 2011, Encana adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The Interim Consolidated Financial Statements for the period ended September 30, 2011, including required comparative information, have been prepared in accordance with International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, and with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Prior to 2011, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (“previous GAAP”). Unless otherwise noted, comparative information has been prepared in accordance with IFRS.
The adoption of IFRS has not had an impact on the Company’s operations, strategic decisions and Cash Flow. The most significant area of impact was the adoption of the IFRS upstream accounting principles. Further information on the IFRS impacts is provided in the Accounting Policies and Estimates Section of this MD&A, including reconciliations between previous GAAP and IFRS Net Earnings, Operating Earnings and other financial metrics.
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by IFRS and previous GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Debt to Debt Adjusted Cash Flow, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Debt to Adjusted EBITDA, Capitalization and Debt to Capitalization. Further information can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Results Overview
Highlights
In the three months ended September 30, 2011, Encana reported:
•	Cash Flow of $1,157 million and Operating Earnings of $171 million.
•	Total average production volumes of 3,512 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”), which increased from 3,322 MMcfe/d in 2010.
•	Realized financial natural gas and other commodity hedging gains of $146 million after tax.
•	Average commodity prices, including financial hedges, of $5.37 per thousand cubic feet equivalent (“Mcfe”).
•	Dividends paid of 20 cents per share.
In the nine months ended September 30, 2011, Encana reported:
•	Cash Flow of $3,199 million and Operating Earnings of $352 million.
•	Total average production volumes of 3,435 MMcfe/d, which increased from 3,311 MMcfe/d in 2010.
•	Realized financial natural gas and other commodity hedging gains of $415 million after tax.
•	Average commodity prices, including financial hedges, of $5.42 per Mcfe.
•	Dividends paid of 60 cents per share.
Significant developments for the Company during the nine months ended September 30, 2011 included:
•
Negotiated an agreement to sell its interest in the Cabin Gas Plant in the Horn River Basin of British Columbia for approximately C$220 million. The sale was announced on October 7, 2011 and is subject to regulatory approvals and customary closing conditions and is expected to close in December 2011.

•
Agreed to sell a portion of its natural gas gathering assets in the Piceance region in Colorado for approximately $590 million. The sale is subject to regulatory approvals and customary closing conditions and is expected to close by December 31, 2011.

•	Acquired a 30 percent interest in the planned Kitimat liquefied natural gas (“LNG”) export terminal, located on the west coast of central British Columbia, and the associated natural gas pipeline.
•
Completed an upstream joint venture development agreement with Northwest Natural Gas Company that will result in Northwest Natural investing approximately $250 million over the next five years to earn a working interest in certain sections of Encana’s Jonah field in Wyoming.

•
Entered into an agreement to be the sole LNG fueling supplier to a fleet of 200 LNG heavy-duty trucks in Louisiana through its mobile and permanent LNG fueling stations and the Company opened three compressed natural gas fueling stations in Colorado, British Columbia and Alberta.

•	Sold its Fort Lupton natural gas processing plant in Colorado for approximately $300 million.
•
Ended negotiations with PetroChina International Investment Company, a subsidiary of PetroChina Company Limited, for a proposed joint venture concerning a 50 percent interest in Encana’s Cutbank Ridge business assets after the parties were unable to achieve substantial alignment with respect to key elements of the proposed transaction.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Financial Results

	Nine months
	ended
	September 30		2011			2010
($ millions, except per share amounts)	2011	2010	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash Flow (1)	$3,199	$3,520	$1,157	$1,087	$955	$917	$1,131	$1,217	$1,172
per share — diluted	4.34	4.74	1.57	1.47	1.29	1.25	1.53	1.65	1.56

Operating Earnings (1)	352	548	171	166	15	50	85	66	397
per share — diluted	0.48	0.74	0.23	0.22	0.02	0.07	0.12	0.09	0.53

Net Earnings (Loss)	374	1,639	120	176	78	(469)	606	(457)	1,490
per share — diluted	0.51	2.17	0.16	0.21	0.11	(0.64)	0.80	(0.62)	1.96

Capital Investment	3,589	3,338	1,183	1,120	1,286	1,426	1,218	1,096	1,024
Net Acquisitions and (Divestitures)	(27)	(233)	(4)	108	(131)	83	(31)	(84)	(118)

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.
Three Months ended September 30, 2011 versus September 30, 2010
Cash Flow of $1,157 million increased $26 million primarily due to higher commodity prices and higher production volumes, partially offset by lower realized financial hedging gains. In the three months ended September 30, 2011:
•	Average commodity prices, excluding financial hedges, were $4.71 per Mcfe compared to $4.45 per Mcfe in 2010.
•	Average production volumes increased 190 MMcfe/d to 3,512 MMcfe/d from 3,322 MMcfe/d in 2010.
•	Realized financial hedging gains were $146 million after tax compared to gains of $211 million after tax in 2010.
Operating Earnings of $171 million increased $86 million primarily due to higher commodity prices, higher production volumes and lower long-term compensation costs, partially offset by lower realized financial hedging gains.
Net Earnings of $120 million decreased $486 million primarily due to non-operating foreign exchange losses and lower combined realized and unrealized financial hedging gains, partially offset by higher commodity prices, higher production volumes and lower long-term compensation costs. Combined realized and unrealized hedging gains for 2011 were $419 million after tax compared to gains of $542 million after tax for 2010.
Nine Months ended September 30, 2011 versus September 30, 2010
Cash Flow of $3,199 million decreased $321 million primarily due to lower realized financial hedging gains, lower commodity prices and higher transportation expense, partially offset by higher production volumes. In the nine months ended September 30, 2011:
•	Realized financial hedging gains were $415 million after tax compared to gains of $599 million after tax in 2010.
•	Average commodity prices, excluding financial hedges, were $4.75 per Mcfe compared to $4.91 per Mcfe in 2010.
•	Average production volumes increased 124 MMcfe/d to 3,435 MMcfe/d from 3,311 MMcfe/d in 2010.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Operating Earnings of $352 million decreased $196 million primarily due to lower realized financial hedging gains, lower commodity prices and higher transportation expense, partially offset by higher production volumes and lower deferred tax expense.
Net Earnings of $374 million decreased $1,265 million primarily due to lower combined realized and unrealized financial hedging gains, non-operating foreign exchange losses, lower commodity prices, higher transportation expense and higher exploration and evaluation expense, partially offset by higher production volumes and lower deferred tax expense. Combined realized and unrealized hedging gains for 2011 were $618 million after tax compared to gains of $1,502 million after tax for 2010.
Quarterly Prices and Foreign Exchange Rates

	Nine months
	ended
	September 30		2011			2010
(average for the period)	2011	2010	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Encana Realized Pricing
Natural Gas ($/Mcf)
Including hedging	$5.03	$5.63	$5.01	$5.09	$5.00	$5.03	$5.27	$5.50	$6.14
Excluding hedging	4.33	4.65	4.32	4.42	4.26	3.93	4.19	4.23	5.56
Natural Gas Price Benchmarks
AECO (C$/Mcf)	3.74	4.31	3.72	3.74	3.77	3.58	3.72	3.86	5.36
NYMEX ($/MMBtu)	4.21	4.59	4.20	4.31	4.11	3.80	4.39	4.09	5.30
Rockies (Opal) ($/MMBtu)	3.91	4.10	3.90	3.98	3.84	3.44	3.53	3.66	5.14
Texas (HSC) ($/MMBtu)	4.19	4.57	4.23	4.29	4.06	3.78	4.33	4.04	5.36
Basis Differential ($/MMBtu)
AECO/NYMEX	0.35	0.45	0.34	0.42	0.29	0.28	0.83	0.32	0.19
Rockies/NYMEX	0.30	0.49	0.30	0.33	0.27	0.36	0.86	0.43	0.16
Texas/NYMEX (1)	0.02	0.02	(0.03)	0.02	0.05	0.02	0.06	0.05	(0.06)
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	1.022	0.966	1.020	1.033	1.015	0.987	0.962	0.973	0.961

(1)	Texas (HSC) was higher than NYMEX in the third quarter of 2011 and first quarter of 2010.
Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the third quarter of 2011, Encana’s average realized natural gas price, excluding hedging, reflected improved basis differentials compared to the third quarter of 2010. Hedging activities contributed an additional $0.69 per thousand cubic feet (“Mcf”) to the average realized gas price in the third quarter of 2011. In the first nine months of 2011, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to the same period of 2010. Hedging activities contributed an additional $0.70 per Mcf to the average realized gas price in the first nine months of 2011.
As a means of managing this commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.
As of September 30, 2011, Encana has hedged approximately 1,823 million cubic feet (“MMcf”) per day (“MMcf/d”) of expected October to December 2011 natural gas production using NYMEX fixed price contracts at an average price of $5.76 per Mcf. In addition, Encana has hedged approximately 1,955 MMcf/d of expected 2012 natural gas production at an average price of $5.80 per Mcf and approximately 505 MMcf/d of expected 2013 natural gas production at an average price of $5.24 per Mcf. The Company’s hedging program helps sustain cash

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

flow during periods of lower prices. For additional information see the Risk Management — Financial Risks section of this MD&A.
Production and Net Capital Investment
Production Volumes (After Royalties)

	Nine months
	ended
	September 30		2011			2010
(average daily)	2011	2010	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Produced Gas (MMcf/d)
Canadian Division	1,434	1,299	1,460	1,445	1,395	1,395	1,390	1,327	1,177
USA Division	1,857	1,870	1,905	1,864	1,801	1,835	1,791	1,875	1,946

	3,291	3,169	3,365	3,309	3,196	3,230	3,181	3,202	3,123
Liquids (bbls/d)
Canadian Division	14,730	13,763	15,092	14,850	14,238	11,327	14,262	13,462	13,558
USA Division	9,259	9,784	9,285	9,466	9,023	9,206	9,142	10,112	10,108

	23,989	23,547	24,377	24,316	23,261	20,533	23,404	23,574	23,666
Total (MMcfe/d)
Canadian Division	1,522	1,382	1,551	1,534	1,480	1,463	1,476	1,408	1,258
USA Division	1,913	1,929	1,961	1,921	1,855	1,890	1,846	1,936	2,007

	3,435	3,311	3,512	3,455	3,335	3,353	3,322	3,344	3,265

In the third quarter of 2011, total average production volumes of 3,512 MMcfe/d increased 190 MMcfe/d from 2010. In the Canadian Division, higher volumes were primarily due to a successful drilling program in the key resource plays. In the USA Division, higher volumes were primarily due to a successful drilling program in Haynesville.
In the first nine months of 2011, total average production volumes of 3,435 MMcfe/d increased 124 MMcfe/d from 2010. In the Canadian Division, higher volumes were primarily due to a successful drilling program in the key resource plays. In the USA Division, volumes were lower primarily due to net divestitures and natural declines, partially offset by a successful drilling program in Haynesville. USA Division volumes for the nine months ended September 30, 2011 were lower by approximately 30 MMcfe/d due to net divestitures.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Net Capital Investment

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2011	2010	2011	2010

Canadian Division	$534	$524	$1,627	$1,558
USA Division	615	677	1,876	1,745
Market Optimization	—	—	—	1
Corporate & Other	34	17	86	34

Capital Investment	1,183	1,218	3,589	3,338

Acquisitions	51	189	468	341
Divestitures(1)	(55)	(220)	(495)	(574)

Net Acquisitions and Divestitures	(4)	(31)	(27)	(233)

Net Capital Investment	$1,179	$1,187	$3,562	$3,105

(1)	Reflects proceeds from divestitures.
Capital investment during the first nine months of 2011 was primarily focused on continued development of Encana’s North American key resource plays. Capital investment of $3,589 million was higher compared to 2010 primarily due to increased spending in Piceance, Bighorn and Cutbank Ridge.
In the first nine months of 2011, the Company had acquisitions of $397 million in the Canadian Division and $71 million in the USA Division which included land and property purchases that are complementary to existing Company assets. Land acquisitions primarily included acreage with liquids-rich production potential. In the first nine months of 2011, the Company had non-core asset divestitures for proceeds of $150 million in the Canadian Division and $345 million in the USA Division. Divestiture proceeds in the USA Division resulted primarily from the sale of the Fort Lupton natural gas processing plant in Colorado.
On September 7, 2011, Encana announced that it has agreed to sell a portion of the Company’s natural gas gathering assets in the Piceance region in Colorado for approximately $590 million. The assets of $154 million and associated liabilities of $52 million are presented in the Interim Consolidated Financial Statements as assets and liabilities held for sale. The sale remains subject to regulatory approvals and customary closing conditions and is expected to close by December 31, 2011.
On October 7, 2011, Encana announced that it has agreed to sell its interest in the Cabin Gas Plant in the Horn River Basin of British Columbia for approximately C$220 million. The assets of $165 million are presented in the Interim Consolidated Financial Statements as assets held for sale. Additional capital investment will be incurred on the assets prior to the closing date. The sale remains subject to regulatory approvals and customary closing conditions and is expected to close in December 2011.
Encana is presently involved in a number of joint ventures with counterparties in both Canada and the U.S. These arrangements support Encana’s long-term strategy of accelerating the value recognition of its assets.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Divisional Results
Canadian Division
Operating Cash Flow and Netbacks

	Three months ended September 30				Nine months ended September 30
	2011		2010		2011		2010
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)
Revenues, Net of Royalties and excluding Hedging	$649	$4.48	$563	$4.05	$1,904	$4.51	$1,794	$4.60
Realized Financial Hedging Gain	77		129		235		342
Expenses
Production and mineral taxes	3	0.02	3	0.02	11	0.03	8	0.02
Transportation	64	0.46	52	0.38	183	0.44	145	0.38
Operating	138	0.94	128	0.91	458	1.08	396	1.01

Operating Cash Flow/Netback	$521	$3.06	$509	$2.74	$1,487	$2.96	$1,587	$3.19
Realized Financial Hedging Gain		0.54		0.94		0.57		0.90

Netback including Realized Financial Hedging		$3.60		$3.68		$3.53		$4.09

Three Months ended September 30, 2011 versus September 30, 2010
Operating Cash Flow of $521 million increased $12 million primarily due to higher realized commodity prices and higher production volumes, partially offset by lower financial hedging gains, higher transportation expenses and higher operating expenses. In the three months ended September 30, 2011:
•	Higher realized commodity prices, excluding the impact of financial hedging, resulted in an increase of $60 million in revenues, which reflects the changes in benchmark prices and basis differentials.
•	Average production volumes of 1,551 MMcfe/d increased 75 MMcfe/d compared to 2010, resulting in an increase of $27 million in revenues.
•	Realized financial hedging gains were $77 million compared to $129 million in 2010 on a before tax basis.
•	Transportation expenses increased $12 million due to higher firm transportation costs and a higher U.S./Canadian dollar exchange rate.
•
Operating expenses increased $10 million due to scheduled plant turnaround costs and a higher U.S./Canadian dollar exchange rate, partially offset by lower electricity costs and lower long-term compensation costs.

Nine Months ended September 30, 2011 versus September 30, 2010
Operating Cash Flow of $1,487 million decreased $100 million primarily due to lower financial hedging gains, higher operating expenses, lower realized commodity prices and higher transportation expenses, partially offset by higher production volumes. In the nine months ended September 30, 2011:
•	Realized financial hedging gains were $235 million compared to $342 million in 2010 on a before tax basis.
•	Operating expenses increased $62 million due to scheduled plant turnaround costs and a higher U.S./Canadian dollar exchange rate, partially offset by lower electricity costs.
•	Lower realized commodity prices, excluding the impact of financial hedging, resulted in a decrease of $38 million in revenues, which reflects the changes in benchmark prices and basis differentials.
•	Transportation expenses increased $38 million due to higher firm transportation costs and a higher U.S./Canadian dollar exchange rate.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

•	Average production volumes of 1,522 MMcfe/d increased 140 MMcfe/d compared to 2010, resulting in an increase of $155 million in revenues.
Results by Key Area

	Three months ended September 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2011	2010	2011	2010	2011	2010

Greater Sierra (1)	275	238	$68	$117	7	7
Cutbank Ridge (2)	539	515	173	100	17	16
Bighorn	261	260	115	72	10	15
CBM	473	419	64	81	39	137

Key Resource Plays(3)	1,548	1,432	420	370	73	175
Other	3	44	114	154	—	—

Total Canadian Division	1,551	1,476	$534	$524	73	175

(1)	2011 includes Horn River, which had production of 99 MMcfe/d (2010 — 33 MMcfe/d), capital of $45 million (2010 — $101 million) and 3 net wells drilled (2010 — 2 net wells).

(2)	2011 includes Montney, which had production of 362 MMcfe/d (2010 — 313 MMcfe/d), capital of $111 million (2010 — $80 million) and 11 net wells drilled (2010 — 13 net wells).

(3)	Key resource play areas were realigned in the first quarter of 2011, with comparative information restated.

	Nine months ended September 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2011	2010	2011	2010	2011	2010

Greater Sierra (1)	264	234	$281	$369	29	37
Cutbank Ridge (2)	531	444	434	367	46	50
Bighorn	252	237	332	262	31	40
CBM	473	427	233	231	359	436

Key Resource Plays(3)	1,520	1,342	1,280	1,229	465	563
Other	2	40	347	329	—	—

Total Canadian Division	1,522	1,382	$1,627	$1,558	465	563

(1)	2011 includes Horn River, which had production of 85 MMcfe/d (2010 — 23 MMcfe/d), capital of $191 million (2010 — $293 million) and 10 net wells drilled (2010 — 12 net wells).

(2)	2011 includes Montney, which had production of 350 MMcfe/d (2010 — 258 MMcfe/d), capital of $326 million (2010 — $298 million) and 36 net wells drilled (2010 — 43 net wells).

(3)	Key resource play areas were realigned in the first quarter of 2011, with comparative information restated.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Production Volumes
•
Average production volumes of 1,551 MMcfe/d increased five percent in the third quarter of 2011 compared to the same period of 2010. Average production volumes of 1,522 MMcfe/d increased 10 percent in the nine months of 2011 compared to the same period in 2010.

•	This increase in production is due to a successful drilling program across all key resource plays.
Division Expenses

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2011	2010	2011	2010

Exploration and evaluation	$1	$2	$5	$3
Depreciation, depletion and amortization	361	331	1,055	951
(Gain) loss on divestitures	20	(47)	(9)	(49)
Depreciation, depletion and amortization (“DD&A”) for the third quarter of 2011 and the first nine months of 2011 increased over the respective 2010 periods primarily due to higher production volumes and a higher U.S./Canadian dollar exchange rate. Net gains and losses on divestitures resulted from non-core asset sales.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

USA Division
Operating Cash Flow and Netbacks

	Three months ended September 30				Nine months ended September 30
	2011		2010		2011		2010
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)
Revenues, Net of Royalties and excluding Hedging	$897	$4.89	$840	$4.76	$2,628	$4.94	$2,802	$5.14
Realized Financial Hedging Gain	137		188		392		512
Expenses
Production and mineral taxes	42	0.23	46	0.27	142	0.27	162	0.31
Transportation	181	1.00	165	0.97	548	1.05	497	0.94
Operating	99	0.52	117	0.59	335	0.61	350	0.56

Operating Cash Flow/Netback	$712	$3.14	$700	$2.93	$1,995	$3.01	$2,305	$3.33
Realized Financial Hedging Gain		0.76		1.11		0.75		0.97

Netback including Realized Financial Hedging		$3.90		$4.04		$3.76		$4.30

Three Months ended September 30, 2011 versus September 30, 2010
Operating Cash Flow of $712 million increased $12 million primarily due to higher production volumes, higher realized commodity prices and lower operating expenses, partially offset by lower financial hedging gains and higher transportation expenses. In the three months ended September 30, 2011:
•	Average production volumes of 1,961 MMcfe/d increased 115 MMcfe/d compared to 2010, resulting in an increase of $49 million in revenues.
•	Higher realized commodity prices, excluding the impact of financial hedging, resulted in an increase of $24 million in revenues, which reflects the changes in benchmark prices and basis differentials.
•	Operating expenses decreased $0.07/Mcfe primarily due to lower long-term compensation costs and decreased workovers.
•	Realized financial hedging gains were $137 million compared to $188 million in 2010 on a before tax basis.
•	Transportation expenses increased $16 million due to transporting volumes further to obtain higher price realizations, increased gathering rates and higher production volumes.
Nine Months ended September 30, 2011 versus September 30, 2010
Operating Cash Flow of $1,995 million decreased $310 million primarily due to lower financial hedging gains, lower realized commodity prices, higher transportation expenses and lower production volumes, partially offset by lower production and mineral taxes. In the nine months ended September 30, 2011:
•	Realized financial hedging gains were $392 million compared to $512 million in 2010 on a before tax basis.
•	Lower realized commodity prices, excluding the impact of financial hedging, resulted in a decrease of $100 million in revenues, which reflects the changes in benchmark prices and basis differentials.
•	Transportation expenses increased $51 million due to transporting volumes further to obtain higher price realizations and increased gathering rates.
•	Average production volumes of 1,913 MMcfe/d decreased 16 MMcfe/d compared to 2010, resulting in a decrease of $28 million in revenues.
•	Production and mineral taxes decreased $20 million due to the decrease in production volumes and lower natural gas prices.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Results by Key Area

	Three months ended September 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2011	2010	2011	2010	2011	2010

Jonah	496	545	$59	$93	15	29
Piceance	454	442	138	62	33	31
Texas	382	434	63	121	7	17
Haynesville	524	310	269	306	20	28

Key Resource Plays (1)	1,856	1,731	529	582	75	105
Other	105	115	86	95	16	15

Total USA Division	1,961	1,846	$615	$677	91	120

(1)	Key resource play areas were realigned in the first quarter of 2011, with comparative information restated.

	Nine months ended September 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2011	2010	2011	2010	2011	2010

Jonah	501	571	$223	$275	58	88
Piceance	436	464	327	120	98	93
Texas	395	507	273	287	40	40
Haynesville	475	253	796	811	65	68

Key Resource Plays (1)	1,807	1,795	1,619	1,493	261	289
Other	106	134	257	252	42	42

Total USA Division	1,913	1,929	$1,876	$1,745	303	331

(1)	Key resource play areas were realigned in the first quarter of 2011, with comparative information restated.
Production Volumes
•
Average production volumes of 1,961 MMcfe/d were six percent higher in the third quarter of 2011 compared to the same period of 2010. Average production volumes of 1,913 MMcfe/d decreased one percent in the first nine months of 2011 compared to the same period of 2010.

•
In the third quarter of 2011 production increased 115 MMcfe/d from the same period in 2010 primarily due to a successful drilling program in Haynesville, partially offset by net divestitures. Volumes for the first and second quarters of 2010 included significant flush production from bringing on shut-in and curtailed production.

•	Volumes for the third quarter of 2011 were 20 MMcfe/d lower than the same period of 2010 due to net divestitures (first nine months of 2011 — 30 MMcfe/d).

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Division Expenses

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2011	2010	2011	2010

Exploration and evaluation	$2	$1	$130	$7
Depreciation, depletion and amortization	488	475	1,420	1,467
(Gain) loss on divestitures	(19)	(25)	(155)	(120)
Exploration and evaluation for the first nine months of 2011 includes $122 million of unrecoverable costs related to expensing the West Texas exploration and evaluation assets.
DD&A for the third quarter of 2011 increased $13 million over 2010 primarily due to higher production volumes. In the first nine months of 2011, DD&A decreased $47 million over 2010 primarily due to lower production volumes.
The net gain on divestitures in the first nine months of 2011 of $155 million resulted primarily from the sale of the Fort Lupton natural gas processing plant for proceeds of approximately $300 million. The net gain on divestitures in the first nine months of 2010 of $120 million resulted from non-core asset sales.
Market Optimization

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2011	2010	2011	2010

Revenues	$188	$205	$557	$603
Expenses
Operating	9	11	26	26
Purchased product	169	189	508	560
Depreciation, depletion and amortization	3	2	9	8

	$7	$3	$14	$9

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.
Revenues and purchased product expenses decreased in the first nine months of 2011 compared to 2010 mainly due to lower commodity prices and lower volumes required for optimization.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Corporate and Other

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2011	2010	2011	2010

Revenues	$405	$500	$290	$1,386
Expenses
Operating	(2)	11	(21)	5
Exploration and evaluation	—	10	—	10
Depreciation, depletion and amortization	20	17	58	49
(Gain) loss on divestitures	(5)	(1)	(6)	(1)

	$392	$463	$259	$1,323

Revenues primarily represent unrealized hedging gains or losses related to financial natural gas and liquids hedge contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Operating expenses primarily reflect unrealized financial hedging gains or losses related to the Company’s power contracts. DD&A includes amortization of corporate assets, such as computer equipment, office furniture and leasehold improvements.
Other Operating Results
Expenses

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2011	2010	2011	2010

Accretion of asset retirement obligation	$13	$12	$38	$36
Administrative	43	69	246	262
Interest	103	119	346	380
Foreign exchange (gain) loss, net	414	(153)	256	(66)

	$573	$47	$886	$612

In the third quarter of 2011:
•	Administrative expense decreased $26 million from 2010 primarily as a result of lower long-term compensation costs due to changes in share prices.
•	Foreign exchange losses were $414 million compared to gains of $153 million in 2010 primarily as a result of foreign exchange on the revaluation of long-term debt.
In the first nine months of 2011:
•	Interest expense decreased $34 million from 2010 primarily due to changes in interest accruals.
•	Foreign exchange losses were $256 million compared to gains of $66 million in 2010 primarily as a result of foreign exchange on the revaluation of long-term debt.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Income Tax

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2011	2010	2011	2010

Current Income Tax (Recovery)	$(113)	$(96)	$(289)	$(188)
Deferred Income Tax	199	381	338	902

Income Tax Expense	$86	$285	$49	$714

In the first nine months of 2011:
•
Current income tax was a recovery of $289 million compared to a recovery of $188 million in 2010. The higher recovery in 2011 is primarily due to lower Cash Flow resulting from lower commodity prices and lower realized hedging gains. The current income tax recovery for 2011 and 2010 is primarily due to the carry back of tax losses to prior years.

•
Total income tax expense decreased $665 million from 2010 due to lower net earnings before tax primarily resulting from lower combined realized and unrealized hedging gains, foreign exchange losses and lower commodity prices.

Encana’s effective tax rate was approximately 12 percent for the nine months ended September 30, 2011, compared to 30 percent for the same period of 2010. The effective tax rate in any period is a function of the relationship between total income tax and the amount of net earnings before income tax for the period. The effective tax rate differs from the Canadian statutory tax rate as it takes into consideration permanent differences, jurisdictional tax rates, benefits of loss carrybacks and adjustments to estimates. Permanent differences are comprised of a variety of items, including the non-taxable portion of capital gains or losses, international financing and the effect of changes in legislation.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually tax matters under review. The Company believes that the provision for taxes is adequate.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Summary of Consolidated Net Earnings

								2009 -
								Previous
	2011			2010				GAAP(1)
($ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Continuing Operations
Net Earnings (Loss) from Continuing Operations	$120	$176	$78	$(469)	$606	$(457)	$1,490	$589
per share — basic	0.16	0.24	0.11	(0.64)	0.82	(0.62)	1.99	0.78
per share — diluted	0.16	0.21	0.11	(0.64)	0.80	(0.62)	1.96	0.78

Total Consolidated
Net Earnings (Loss)	120	176	78	(469)	606	(457)	1,490	636
per share — basic	0.16	0.24	0.11	(0.64)	0.82	(0.62)	1.99	0.85
per share — diluted	0.16	0.21	0.11	(0.64)	0.80	(0.62)	1.96	0.85

Revenues, Net of Royalties	2,353	1,986	1,667	1,431	2,425	1,469	3,545	2,712

(1)	As Encana’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated.
On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies — Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company. The comparative consolidated results prior to the November 30, 2009 Split Transaction include Cenovus operations. The former Canadian Plains and Integrated Oil — Canada upstream operations were transferred to Cenovus, and were reported as continuing operations. The former Integrated Oil U.S. Downstream Refining assets were also transferred to Cenovus and were reported as discontinued operations.
In the fourth quarter of 2009, Encana’s Net Earnings were impacted primarily by combined realized and unrealized hedging gains of $223 million after tax, average production volumes of 3,801 MMcfe/d and an average commodity price of $5.28 per Mcfe, excluding financial hedges. Average production included 970 MMcfe/d from the former Canadian Plains and Integrated Oil — Canada upstream operations. Consolidated net earnings for the fourth quarter of 2009 included two months of Cenovus operating results.
In 2010, Encana’s Net Earnings were impacted primarily by combined realized and unrealized hedging gains of $1,442 million after tax, average production volumes of 3,321 MMcfe/d and an average commodity price of $4.74 per Mcfe, excluding financial hedges. Combined realized and unrealized hedging gains and losses after tax contributed to the quarterly volatility in net earnings (Q1 — $1,037 million gain; Q2 — $77 million loss; Q3 — $542 million gain; Q4 — $60 million loss).
In 2011, Encana’s Net Earnings were impacted by the factors discussed in the previous sections of this MD&A.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Liquidity and Capital Resources

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2011	2010	2011	2010

Net Cash From (Used In)
Operating activities	$1,337	$1,324	$2,933	$1,444
Investing activities	(1,300)	(1,067)	(3,808)	(3,179)
Financing activities	157	(347)	555	(1,137)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(4)	6	1	(6)

Increase (Decrease) in Cash and Cash Equivalents	$190	$(84)	$(319)	$(2,878)

Operating Activities
Net cash from operating activities increased $13 million in the third quarter of 2011 and increased $1,489 million in the first nine months of 2011 compared to the same periods of 2010. These increases are a result of items discussed in the Financial Results section of this MD&A, as well as the changes in non-cash working capital. For the third quarter of 2011, the net change in non-cash working capital was $193 million, compared to $209 million for the same period in 2010. For the nine months ended September 30, 2011, the net change in non-cash working capital was a deficit of $199 million, compared to a deficit of $1,991 million for the same period in 2010. The 2010 net change in non-cash working capital reflected a one time tax payment of $1,775 million related to the wind-up of the Company’s Canadian oil and gas partnership.
The Company had a working capital deficit of $788 million at September 30, 2011 compared to a surplus of $20 million at December 31, 2010. At September 30, 2011, working capital included cash and cash equivalents of $310 million and current debt of $2,053 million compared to $629 million and $500 million respectively at December 31, 2010. Encana manages its liquidity through cash and debt management. As described below, the Company has access to cash equivalents and a wide range of funding at competitive rates through commercial paper, debt capital markets and committed revolving bank credit facilities. Encana expects that it will continue to meet the payment terms of its suppliers.
At September 30, 2011, working capital also included net assets held for sale of $267 million related to the planned sales of the Piceance natural gas gathering assets and the Cabin Gas Plant which are discussed in the Net Capital Investment section of this MD&A.
Investing Activities
Net cash used for investing activities in the first nine months of 2011 of $3,808 million increased $629 million compared to 2010. In the first nine months of 2011, capital investment for the Canadian and USA Divisions of $3,503 million increased $200 million and net divestitures decreased $206 million compared to 2010. Reasons for these changes are discussed in the Net Capital Investment and Divisional Results sections of this MD&A.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Financing Activities
Current and Long-Term Debt
Encana’s debt totaled $8,651 million at September 30, 2011 and $7,629 million at December 31, 2010.
Encana’s current debt of $2,053 million at September 30, 2011 included $982 million in current portion of long-term debt and $1,071 million of commercial paper. The outstanding commercial paper is supported by committed revolving bank credit facilities. Current debt at December 31, 2010 included $500 million in current portion of long-term debt.
Long-term debt of $6,598 million at September 30, 2011 decreased from $7,129 million at December 31, 2010 primarily due to the reclassification of a C$500 million note to current debt.
Credit Facilities and Shelf Prospectuses
Encana maintains two committed revolving bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.
As at September 30, 2011, Encana had available unused committed revolving bank credit facilities of $3.8 billion.
•
Encana has in place a revolving bank credit facility for C$4.5 billion ($4.3 billion) that remains committed through October 2012, of which C$3.4 billion ($3.2 billion) remains unused. On October 12, 2011, this revolving bank credit facility was renewed for C$4.0 billion ($3.9 billion) and the commitment was extended to October 31, 2015.

•
One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $565 million that remains committed through February 2013, of which $564 million remains unused. This subsidiary is in the process of renewing its revolving bank credit facility for $1.0 billion and extending the commitment to October 31, 2015.

As at September 30, 2011, Encana had available unused capacity under shelf prospectuses for up to $5.9 billion.
•
On May 18, 2011, Encana renewed a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At September 30, 2011, C$2.0 billion ($1.9 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2013.

•
Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At September 30, 2011, $4.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in May 2012.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements and indentures.
Normal Course Issuer Bid
Encana has received regulatory approval under Canadian securities law to purchase common shares under nine consecutive annual Normal Course Issuer Bids (“NCIB”). During the first nine months of 2011, the Company did not purchase any common shares. During the first nine months of 2010, the Company purchased 15.4 million common shares for total consideration of approximately $499 million.
Encana is entitled to purchase, for cancellation, up to 36.8 million common shares under the current NCIB, which commenced December 14, 2010 and terminates on December 13, 2011. Shareholders may obtain a copy of the Company’s Notice of Intention to make a Normal Course Issuer Bid by contacting investor.relations@encana.com.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Dividends and Outstanding Share Data
Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $147 million or $0.20 per share for the third quarter of 2011 (2010 — $147 million or $0.20 per share) and $441 million or $0.60 per share for the nine months ended September 30, 2011 (2010 — $443 million or $0.60 per share).
As at September 30, 2011, Encana had 736.3 million common shares outstanding (December 31, 2010 - 736.3 million).
Financial Metrics
Encana monitors its capital structure using several non-GAAP financial metrics which are used as measures of the Company’s overall financial strength. The Company’s capital structure consists of shareholders’ equity plus debt, including current and long-term debt. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The financial metrics the Company currently uses to monitor its capital structure include Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Capitalization. Encana targets a Debt to Adjusted EBITDA of less than 2.0 times and a Debt to Capitalization ratio of less than 40 percent. The Company’s Debt to Adjusted EBITDA at September 30, 2011 was 2.1 times primarily due to the lower natural gas prices experienced during the last twelve months. Excluding the impact of unrealized hedging gains and losses, Debt to Adjusted EBITDA was 2.0 times. At September 30, 2011, the Company’s Debt to Capitalization was 34 percent.

	September 30, 2011	December 31, 2010

Debt to Debt Adjusted Cash Flow (1,2,3)	1.9x	1.6x
Debt to Adjusted EBITDA (1,2,3)	2.1x	1.4x
Debt to Capitalization (1,2)	34%	31%

(1)	Debt is defined as current and long-term debt.

(2)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

(3)	Calculated on a trailing 12-month basis.
Risk Management
Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:
•	financial risks;
•	operational risks; and
•	safety, environmental and regulatory risks.
Financial Risks
Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All financial derivative agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings. Financial risks include market pricing of natural gas, credit and liquidity.
To partially mitigate the natural gas commodity price risk, the Company enters into swaps, which fix NYMEX prices. To help protect against varying natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Further information, including the details of Encana’s financial instruments as of September 30, 2011, is disclosed in Note 18 to the Interim Consolidated Financial Statements.
Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s accounts receivable is with customers in the oil and gas industry. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality and transactions that are fully collateralized.
The Company manages liquidity risk through cash and debt management programs, including maintaining a strong balance sheet and significant unused credit facilities. The Company also has access to a wide range of funding alternatives at competitive rates, including commercial paper, capital markets, debt and bank credit facilities. Encana closely monitors the Company’s ability to access cost effective credit and ensures that sufficient cash resources are in place to fund capital expenditures and dividend payments.
Operational Risks
The Company’s ability to operate, generate cash flows, complete projects, and value reserves is dependent on financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the ability to secure and maintain cost effective financing for its commitments; environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation, and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.
Safety, Environmental and Regulatory Risks
The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas and liquids and the operation of midstream facilities. When assessing the materiality of the environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.
A comprehensive discussion of Encana’s Risk Management is provided in the Company’s MD&A for the year ended December 31, 2010.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Accounting Policies and Estimates
Adoption of International Financial Reporting Standards
On January 1, 2011, Encana adopted IFRS for financial reporting purposes, using a transition date of January 1, 2010. The Company has prepared its September 30, 2011 Interim Consolidated Financial Statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and with IAS 34, Interim Financial Reporting, as issued by the IASB. Prior to 2011, the Company prepared its financial statements in accordance with Canadian GAAP, or previous GAAP. The adoption of IFRS has not had a material impact on the Company’s operations, strategic decisions, Cash Flow and capital expenditures.
The Company’s IFRS accounting policies are provided in Note 3 to the Interim Consolidated Financial Statements. In addition, Note 21 to the Interim Consolidated Financial Statements presents reconciliations between the Company’s 2010 previous GAAP results and the 2010 IFRS results. The reconciliations include: Consolidated Balance Sheets as at January 1, 2010, September 30, 2010 and December 31, 2010; Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2010 and for the twelve months ended December 31, 2010; and Consolidated Statements of Earnings, Comprehensive Income and Cash Flows for the three and nine months ended September 30, 2010 and for the twelve months ended December 31, 2010.
The following provides summary reconciliations of Encana’s 2010 previous GAAP and IFRS results, along with a discussion of the significant IFRS accounting policy changes.
Summary Net Earnings Reconciliation

	2010
($ millions)	Annual	Q4	Q3	Q2	Q1

Net Earnings — Previous GAAP	$1,499	$(42)	$569	$(505)	$1,477
After-tax (addition) / deduction:
Exploration and evaluation	27	26	1	(1)	1
Depletion, depreciation and amortization	60	17	18	15	10
Impairments	371	371	—	—	—
Divestitures (gain) loss	(101)	12	(51)	(28)	(34)
Asset retirement obligation accretion	1	1	—	—	—
Compensation	5	—	(6)	1	10
Foreign currency	(34)	—	1	(35)	—

	329	427	(37)	(48)	(13)

Net Earnings — IFRS	$1,170	$(469)	$606	$(457)	$1,490

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Summary Operating Earnings Reconciliation

	2010
($ millions)	Annual	Q4	Q3	Q2	Q1

Operating Earnings — Previous GAAP(1)	$665	$68	$98	$81	$418
After-tax (addition) / deduction:
Exploration and evaluation	1	—	1	(1)	1
Depletion, depreciation and amortization	60	17	18	15	10
Asset retirement obligation accretion	1	1	—	—	—
Compensation	5	—	(6)	1	10

	67	18	13	15	21

Operating Earnings — IFRS(1)	$598	$50	$85	$66	$397

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.
Financial Metrics

	2010
($ millions)	Annual	Q4	Q3	Q2	Q1

Cash Flow (1)
Previous GAAP	$4,439	$917	$1,132	$1,217	$1,173
IFRS	4,437	917	1,131	1,217	1,172
Capital Investment
Previous GAAP	$4,773	$1,427	$1,227	$1,099	$1,020
IFRS	4,764	1,426	1,218	1,096	1,024
Debt to Capitalization (1)
Previous GAAP	31%
IFRS	31%

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.
Accounting Policy Changes
The following discussion explains the significant differences between Encana’s previous GAAP accounting policies and those applied by the Company under IFRS. IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters.
The most significant changes to the Company’s accounting policies relate to the accounting for upstream costs. Under previous GAAP, Encana followed the Canadian Institute of Chartered Accountants (“CICA”) guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and liquids reserves were capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre were depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Upon transition to IFRS, the Company was required to adopt new accounting policies for upstream activities, including exploration and evaluation costs and development costs.
Under IFRS, exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. Development costs include those expenditures for areas where technical feasibility and commercial viability has been determined. Encana adopted the IFRS 1 exemption whereby the Company deemed its January 1, 2010 IFRS upstream asset costs to be equal to its previous GAAP historical upstream property, plant and equipment net book value. Accordingly, exploration and evaluation costs were deemed equal to the unproved properties balance and the development costs were deemed equal to the

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

upstream full cost pool balance. Under IFRS, exploration and evaluation costs are presented as exploration and evaluation assets and development costs are presented within property, plant and equipment on the Consolidated Balance Sheet.
Exploration and Evaluation
Exploration and evaluation assets at January 1, 2010 were deemed to be $1,885 million, representing the unproved properties balance under previous GAAP. This resulted in a reclassification of $1,885 million from property, plant and equipment to exploration and evaluation assets on Encana’s Consolidated Balance Sheet as at January 1, 2010. As at December 31, 2010, the Company’s exploration and evaluation assets were $2,158 million including $1,114 million in the Canadian Division and $1,044 million in the USA Division.
Under previous GAAP, exploration and evaluation costs were capitalized as property, plant and equipment in accordance with the CICA’s full cost accounting guidelines. Under IFRS, Encana capitalizes these costs initially as exploration and evaluation assets. Once technical feasibility and commercial viability of the area has been determined, the capitalized costs are transferred from exploration and evaluation assets to property, plant and equipment. Under IFRS, unrecoverable exploration and evaluation costs associated with an area and costs incurred prior to obtaining the legal rights to explore are expensed.
During the twelve months ended December 31, 2010, Encana transferred $303 million of capitalized exploration and evaluation costs to property, plant and equipment and expensed $50 million of unrecoverable exploration and evaluation assets and $15 million in direct exploration costs. The application of IFRS for exploration and evaluation costs resulted in a $27 million decrease, after tax, to Encana’s previous GAAP Net Earnings for the twelve months ended December 31, 2010.
Depreciation, Depletion and Amortization
Development costs at January 1, 2010 were deemed to be $23,216 million, representing the upstream full cost pool balance under previous GAAP. Consistent with previous GAAP, these costs are capitalized as property, plant and equipment under IFRS. Under previous GAAP, development costs were depleted using the unit-of-production method calculated for each country cost centre. Under IFRS, development costs are depleted using the unit-of-production method calculated at the established area level. The IFRS 1 exemption permitted the Company to allocate development costs to the area level using proved reserve values for each Division as at January 1, 2010.
Depleting at an area level under IFRS resulted in an $86 million increase to Encana’s DD&A expense for the twelve months ended December 31, 2010. Encana’s Net Earnings decreased $60 million, after tax, compared to previous GAAP for the twelve months ended December 31, 2010 as a result of depleting at an area level under IFRS.
Impairments
Under previous GAAP, an upstream impairment was recognized if the carrying amount exceeded the undiscounted cash flows from proved reserves for a country cost centre. An impairment was measured as the amount by which the carrying value exceeded the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under previous GAAP were not reversed.
Under IFRS, an upstream impairment is recognized if the carrying value exceeds the recoverable amount for a cash-generating unit. Upstream areas are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds the recoverable amount, the cash-generating unit is written down with an impairment recognized in net earnings. Impairments recognized under IFRS are reversed when there has been a subsequent increase in the recoverable amount. Impairment reversals are recognized in net earnings and the carrying amount of the cash-generating unit is increased to its revised recoverable amount as if no impairment had been recognized for the prior periods.
For the twelve months ended December 31, 2010, Encana recognized an after-tax impairment of $371 million relating to the Company’s Canadian offshore upstream assets which form a cash-generating unit under IFRS.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

The impairment recognized was based on the difference between the December 31, 2010 net book value of the assets and the recoverable amount. The recoverable amount was determined using fair value less costs to sell based on after-tax discounted future cash flows of proved and probable reserves using forecast prices and costs. Under previous GAAP, these assets were included in the Canadian cost centre ceiling test, which was not impaired at December 31, 2010.
Divestitures
Under previous GAAP, proceeds from divestitures of upstream assets were deducted from the full cost pool without recognition of a gain or loss unless the deduction resulted in a change to the country cost centre depletion rate of 20 percent or greater, in which case a gain or loss was recorded.
Under IFRS, gains or losses are recorded on divestitures and are calculated as the difference between the proceeds and the net book value of the asset disposed. For the twelve months ended December 31, 2010, Encana recognized a $143 million net gain on divestitures under IFRS compared to previous GAAP results. The net gain arose from the Canadian and USA Divisions, totaling $90 million and $53 million, respectively. Accounting for divestitures under IFRS resulted in an after-tax increase of $101 million to Encana’s previous GAAP Net Earnings for the twelve months ended December 31, 2010.
Asset Retirement Obligation
Under previous GAAP, the asset retirement obligation was measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Liabilities were not remeasured to reflect period end discount rates.
Under IFRS, the asset retirement obligation is measured as the best estimate of the expenditure to be incurred and requires that the asset retirement obligation be remeasured using the period end discount rate.
In conjunction with the IFRS 1 exemption regarding upstream assets discussed above, Encana was required to remeasure its asset retirement obligation upon transition to IFRS and recognize the difference in retained earnings. The application of this exemption resulted in a $32 million increase to the asset retirement obligation on Encana’s Consolidated Balance Sheet as at January 1, 2010 and a corresponding after-tax charge to retained earnings of $26 million. Subsequent IFRS remeasurements of the obligation are recorded through property, plant and equipment with an offsetting adjustment to the asset retirement obligation. As at December 31, 2010, excluding the January 1, 2010 adjustment, Encana’s asset retirement obligation increased by $101 million, which primarily reflects the remeasurement of the obligation using Encana’s discount rate of 5.4 percent as at December 31, 2010.
Compensation
Share-based payments
Under previous GAAP, Encana accounted for certain stock-based compensation plans whereby the obligation and compensation costs were accrued over the vesting period using the intrinsic value method. The intrinsic value of a share unit is the amount by which the Company’s share price exceeds the exercise price of the share unit.
For these stock-based compensation plans, IFRS requires the liability for share-based payments be fair valued using an option pricing model, such as the Black-Scholes-Merton model, at each reporting date. Accordingly, upon transition to IFRS, the Company recorded a fair value adjustment of $38 million as at January 1, 2010 to increase the share-based compensation liability with a corresponding charge to retained earnings. Encana elected to use the IFRS 1 exemption whereby the liabilities for share-based payments that had vested or settled prior to January 1, 2010 were not required to be retrospectively restated. Subsequent IFRS fair value adjustments are recorded through property, plant and equipment, exploration and evaluation expenses, operating expenses and administrative expenses with an offsetting adjustment to the share-based compensation liability.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

In addition to the January 1, 2010 adjustment discussed above, the IFRS fair-value remeasurements subsequent to transition increased the current liability for share-based payments by $20 million as at December 31, 2010 in comparison to previous GAAP.
Pensions
Encana elected to use the IFRS 1 exemption whereby the cumulative unamortized net actuarial gains and losses of the Company’s defined benefit plan are charged to retained earnings on January 1, 2010. This resulted in a $75 million increase to the accrued benefit obligation and a corresponding $55 million after-tax charge to retained earnings.
The application of IFRS for share-based payments and pension plans resulted in a $5 million decrease, after tax, to Encana’s previous GAAP Net Earnings for the twelve months ended December 31, 2010.
Foreign Currency
As permitted by IFRS 1, the Company elected to apply the exemption to set the cumulative foreign currency translation adjustment to zero upon transition to IFRS. Accordingly, $755 million was recognized as an adjustment to retained earnings on January 1, 2010. The reclassification had no impact on total shareholders’ equity as at January 1, 2010. As a result of the election, the accounts of the Company have not been retrospectively restated using IFRS foreign currency principles.
Future foreign currency translation gains and losses that are recognized from the cumulative foreign currency translation adjustment will differ under IFRS compared to previous GAAP due to the exemption taken above. The application of the IFRS exemption resulted in a $34 million increase to Encana’s previous GAAP Net Earnings for the twelve months ended December 31, 2010. This arose due to the reversal of a foreign exchange loss recorded under previous GAAP that had been recognized in retained earnings under IFRS as a result of the exemption.
The IFRS adjustments discussed above are recorded in the Company’s functional currency and are subject to translation for presentation purposes. The associated foreign currency impacts are reported in accumulated other comprehensive income.
Income Tax
Deferred income taxes have been adjusted to reflect the tax effect arising from the differences between IFRS and previous GAAP. Upon transition to IFRS, the Company recognized a $26 million reduction in the deferred income tax liability with a corresponding increase to retained earnings. For the twelve months ended December 31, 2010, the application of the IFRS adjustments discussed above resulted in a $134 million decrease to the Company’s deferred income tax expense and a corresponding increase to Encana’s previous GAAP Net Earnings.
Other Exemptions
Other significant IFRS 1 exemptions taken by Encana at January 1, 2010 include the following:
•	Business combinations and joint ventures entered into prior to January 1, 2010 were not retrospectively restated under IFRS.
•	Borrowing costs directly attributable to the acquisition or construction of qualifying assets were not retrospectively restated prior to January 1, 2010.
•
Leases were not reassessed to determine whether an arrangement contained a lease under International Financial Reporting Interpretations Committee 4, Determining whether an Arrangement contains a Lease, for contracts that were already assessed under previous GAAP.

The remaining IFRS 1 exemptions were not applicable or material to the preparation of Encana’s Consolidated Balance Sheet at the date of transition to IFRS on January 1, 2010.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Recent Pronouncements Issued
All accounting standards effective for periods beginning on January 1, 2011 have been adopted as part of the transition to IFRS. As of January 1, 2013, Encana will be required to adopt the following standards and amendments as issued by the IASB:
•
IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The adoption of this standard should not have a material impact on the Company’s Consolidated Financial Statements.

•
IFRS 10, Consolidated Financial Statements, which is the result of the IASB’s project to replace Standing Interpretations Committee 12, Consolidation — Special Purpose Entities, and the consolidation requirements of IAS 27, Consolidated and Separate Financial Statements. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The adoption of this standard should not have a material impact on the Company’s Consolidated Financial Statements.

•
IFRS 11, Joint Arrangements, which is the result of the IASB’s project to replace IAS 31, Interests in Joint Ventures. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted. Under IAS 31, joint ventures could be proportionately consolidated. The Company is assessing the impact of the new standard on its Consolidated Financial Statements. The Company expects its upstream arrangements will continue to be joint operations and proportionately consolidated under the new standard.

•
IFRS 12, Disclosure of Interests in Other Entities, which outlines the required disclosures for interests in subsidiaries and joint arrangements. The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. The adoption of this standard should not have a material impact on the Company’s Consolidated Financial Statements.

•
IFRS 13, Fair Value Measurement, which provides a common definition of fair value, establishes a framework for measuring fair value under IFRS and enhances the disclosures required for fair value measurements. The standard applies where fair value measurements are required and does not require new fair value measurements. The Company is assessing the impact of the new standard on its Consolidated Financial Statements.

•
IAS 19, Post Employment Benefits, which amends the recognition and measurement of defined benefit pension expense and expands disclosures for all employee benefit plans. The Company is assessing the impact of the new standard on its Consolidated Financial Statements.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Critical Accounting Estimates
Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. The preceding discussion outlines the Company’s significant accounting policies and practices adopted under IFRS. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana’s financial results.
Upstream Assets and Reserves
Reserves estimates can have a significant impact on net earnings, as they are a key input to the Company’s DD&A calculations and impairment tests. Costs accumulated within each area are depleted using the unit-of-production method based on proved reserves using estimated future prices and costs. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves. A downward revision in reserves estimates or an increase in estimated future development costs could result in the recognition of a higher DD&A charge to net earnings.
Upstream assets, including exploration and evaluation costs and development costs, are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds the recoverable amount, the cash-generating unit is written down with an impairment recognized in net earnings. The recoverable amount of the cash-generating unit is the greater of its fair value less costs to sell and its value in use. Fair value less costs to sell may be determined using after-tax discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from continued use of the cash-generating unit. A downward revision in reserves estimates could result in the recognition of impairments charged to net earnings.
Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset or cash-generating unit is increased to its revised recoverable amount with an impairment reversal recognized in net earnings.
All of Encana’s oil and gas reserves and resources are evaluated and reported on by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts. Contingent resources are not classified as reserves due to the absence of a commercial development plan that includes a firm intent to develop within a reasonable time frame.
Asset Retirement Obligation
Asset retirement obligations include present obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The asset retirement obligation is measured at the present value of the expenditure to be incurred. The associated asset retirement cost is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing, amount of cash flows or changes in discount rate are recognized as a change in the asset retirement obligation and the related asset retirement cost.
Increases in the estimated asset retirement obligation and costs increase the corresponding charges of accretion and DD&A to net earnings. A decrease in discount rates increases the asset retirement obligation, which decreases the accretion charged to net earnings. Actual expenditures incurred are charged against the accumulated asset retirement obligation.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Goodwill
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment annually at December 31 of each year. Goodwill is currently attributed to the aggregated cash-generating units that collectively form the respective Canadian and USA Divisions. This represents the lowest level that goodwill is monitored for internal management purposes.
To assess impairment, the goodwill carrying amount for each Division is compared to the recoverable amount of the aggregated cash-generating units of the Division. If the carrying amount for the Division exceeds the recoverable amount, the associated goodwill is written down with an impairment recognized in net earnings. Goodwill impairments are not reversed.
The recoverable amount is the greater of the Divisions fair value less costs to sell and its value in use. Fair value less costs to sell is derived by estimating the discounted after-tax future net cash flows for the aggregated cash-generating units. Discounted future net cash flows may be based on forecasted commodity prices and costs over the expected economic life of the proved and probable reserves and discounted using market-based rates. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the aggregated cash-generating units. A downward revision in reserves estimates could result in the recognition of a goodwill impairment charge to net earnings.
Income Taxes
Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period. The deferred income tax assets and liabilities are adjusted to reflect changes in enacted or substantively enacted income tax rates that are expected to apply, with the corresponding adjustment recognized in net earnings or in shareholders’ equity depending on the item to which the adjustment relates.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty and the interpretations can impact net earnings through the income tax expense arising from the changes in deferred income tax assets or liabilities.
Derivative Financial Instruments
As described in the Risk Management section of this MD&A, derivative financial instruments are used by Encana to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company’s policy is to not use derivative financial instruments for speculative purposes.
Derivative financial instruments that do not qualify, or are not designated, as hedges for accounting are recorded at fair value. Instruments are recorded in the balance sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses are recognized in revenues as the contracts are settled. Unrealized gains and losses are presented in revenue at the end of each respective reporting period based on the change in fair value. The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts. The estimated fair value of financial assets and liabilities is subject to measurement uncertainty.
For 2010 through to the third quarter of 2011, the Company elected not to designate any of its derivative financial instruments as hedges for accounting. As a result, the changes in fair value of the derivative instruments were recorded in the Company’s net earnings.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by IFRS and previous GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Cash Flow per share — diluted, Operating Earnings, Operating Earnings per share — diluted, Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Capitalization. Management’s use of these measures is discussed further below.
Cash Flow

	2011			2010
($ millions)	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash From (Used in) Operating Activities	$1,337	$963	$633	$919	$1,324	$893	$(773)
(Add back) deduct:
Net change in other assets and liabilities	(13)	(31)	(23)	1	(16)	(38)	(31)
Net change in non-cash working capital	193	(93)	(299)	1	209	(286)	(1,914)

Cash Flow	$1,157	$1,087	$955	$917	$1,131	$1,217	$1,172

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital.
Operating Earnings

	2011			2010
($ millions)	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net Earnings	$120	$176	$78	$(469)	$606	$(457)	$1,490
Add back (losses) and deduct gains (after tax):
Unrealized hedging gain (loss)	273	18	(88)	(269)	331	(340)	912
Exploration and evaluation	—	(78)	—	(26)	—	—	—
Impairments	—	—	—	(371)	—	—	—
Gain (loss) on divestitures	1	26	83	(12)	51	28	34
Non-operating foreign exchange gain (loss)	(325)	44	68	159	139	(211)	147

Operating Earnings	$171	$166	$15	$50	$85	$66	$397

Net Earnings per share — diluted	$0.16	$0.21	$0.11	$(0.64)	$0.80	$(0.62)	$1.96

Operating Earnings per share — diluted	$0.23	$0.22	$0.02	$0.07	$0.12	$0.09	$0.53

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.
Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, exploration and evaluation expenses, impairments and impairment reversals, gains/losses on divestitures, foreign exchange gains/losses and the effect of changes in statutory income tax rates.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Encana has updated its Operating Earnings definition to exclude non-operating items resulting from the adoption of IFRS, such as exploration and evaluation expenses and gains/losses on divestitures.
Debt to Debt Adjusted Cash Flow
Debt to Debt Adjusted Cash Flow is a non-GAAP measure used by Management as a measure of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.
Debt to Adjusted EBITDA
Debt to Adjusted EBITDA is a non-GAAP measure used by Management as a measure of the Company’s overall financial strength. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, exploration and evaluation expenses and impairments.
Debt to Capitalization
Debt to Capitalization is a non-GAAP measure of the Company’s overall financial strength. Capitalization is a non-GAAP measure defined as current and long-term debt plus shareholders’ equity.
Advisory
Forward-Looking Statements
In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: ability to meet 2011 and 2012 strategy to balance near term market uncertainty with capital investment for long-term growth; ability to increase exposure to liquids and attract third party investments; expected proceeds from the sale of interest in the Cabin Gas Plant and expected closing dates of that transaction and of the sale of the Piceance natural gas gathering assets; projections contained in the 2011 Corporate Guidance (including estimates of cash flow per share, upstream operating cash flow, natural gas and NGLs production, growth per share, capital investment, net divestitures, and operating costs); potential joint venture transactions; projections relating to the adequacy of the Company’s provision for taxes; projections with respect to natural gas production from resource plays; the flexibility of capital spending plans and the source of funding therefore; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; projections that the Company has access to cash equivalents and a wide range of funding at competitive rates; the Company’s continued compliance with financial covenants under its credit facilities; expectation for the renewal of and extension of the term of the bank credit facility of its U.S. subsidiary; the Company’s ability to pay its creditors, suppliers, commitments and fund its 2011 capital program and pay dividends to shareholders; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Capitalization ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including IFRS, on the Company and its Consolidated Financial Statements; projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding commodity prices; assumptions based upon Encana’s current guidance; the risk that the Company may not conclude potential joint venture arrangements with others and raise third party capital investments; the risk that the Company may not successfully divest particular assets and within the expected date; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; the Company’s and its subsidiaries’ ability to replace and expand natural gas reserves; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; risk that target supply cost for 2011 and in the next few years will not be met; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
Forward-looking information respecting anticipated 2011 Cash Flow, operating cash flow and pre-tax cash flow for Encana is based upon achieving average production of oil and gas for 2011 of between 3.475 to 3.525 billion cubic feet equivalent (“Bcfe”) per day (“Bcfe/d”), commodity prices for natural gas of NYMEX $4.50/Mcf to $5.00/Mcf, crude oil (WTI) $85.00/bbl to $95.00/bbl, U.S./Canadian dollar foreign exchange rate of $0.95 to $1.05 and a weighted average number of outstanding shares for Encana of approximately 736.3 million. Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated October 20, 2011, which is available on Encana’s website at www.encana.com and on SEDAR at www.sedar.com.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

Oil and Gas Information
NI 51-101 of the CSA imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. In previous years, Encana relied upon an exemption from Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. As a result of the expiry of that exemption, Encana is providing disclosure which complies with the annual disclosure requirements of NI 51-101 in its 2010 Annual Information Form (“AIF”). The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the 2010 AIF. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. That disclosure is primarily set forth in Appendix D of the 2010 AIF.
A description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards is set forth under the heading “Reserve Quantities and Other Oil and Gas Information” in the 2010 AIF.
Natural Gas, Crude Oil and NGLs Conversions
In this document, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.
Resource Play
Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.
Currency and References to Encana
All information included in this document and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted. References to C$ are to Canadian dollars. Encana’s functional currency is Canadian dollars, however, the Company has adopted the U.S. dollar as its presentation currency to facilitate a more direct comparison to other North American oil and gas companies.
For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.
Additional Information
Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)